CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2019
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Bakke   (720) 418-5569

                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 Mission Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section
240.17a-5(e)(2).*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in
this form are not required to respond unless the form displays a currently valid OMB control number**.



Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Charles Schwab & Co., Inc.:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and its subsidiary (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America (U.S.).

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 1976.

CHARLES SCHWAB & CO., INC.

Consolidated Statement of Financial Condition
(In Millions, Except Per Share and Share Amounts)

Assets		December 31, 2019
Cash and cash equivalents	$	3,337
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $9,028)		20,334
Receivables from brokerage clients — net		21,844
Equipment, office facilities, and property — net		937
Goodwill		935
Other assets		3,047
Total assets	$	50,434
Liabilities and Stockholder's Equity		
Payables to brokerage clients	$	39,251
Accrued expenses and other liabilities		4,637
Total liabilities		43,888
Stockholder's equity:		
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued		—
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding		—
Additional paid-in capital		4,332
Retained earnings		2,214
Total stockholder's equity		6,546
Total liabilities and stockholder's equity	$	50,434

See Notes to Consolidated Statement of Financial Condition.

1. Organization and Nature of Business

Charles Schwab & Co., Inc. (CS&Co) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC, or the Parent). CS&Co is a securities broker-dealer with over 360 domestic branch offices in 48 states, as well as a branch in the Commonwealth of Puerto Rico. In addition, CS&Co serves clients through branch offices in the United Kingdom and Hong Kong through other subsidiaries of CSC.

In December 2019, CS&Co's wholly-owned subsidiary was dissolved; its current year activity is included in the accompanying consolidated financial statements. Unless otherwise indicated, the terms "the Company," "we," "us," or "our" mean CS&Co together with its wholly-owned subsidiary.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and as a registered investment advisor with the SEC. We are regulated by the Commodities Futures Trading Commission (CFTC) with respect to the commodity futures and trading activities we conduct as an introducing broker. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. CS&Co is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), Nasdaq Stock Market, and NYSE Arca. In addition to the SEC, our primary regulators are FINRA, the MSRB for municipal securities, and the National Futures Association for futures and commodities trading activities.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the United States (U.S.), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Certain estimates relate to taxes on income and legal and regulatory reserves. Actual results may differ from these estimates. Intercompany balances and transactions have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, CS&Co is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The Company obtains collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities. Certificates of deposit and U.S. Government securities are recorded at fair value.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans to securities brokerage clients and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for doubtful accounts. The Company monitors margin levels and requires clients to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved for in the allowance for doubtful accounts, except in the case of confirmed fraud, which is reserved immediately. The Company's policy is to charge off any delinquent margin loans no later than at 90 days past due. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the consolidated statement of financial condition. The allowance for doubtful accounts for brokerage clients and related activity was immaterial for the period presented.

Securities owned at fair value

Securities owned are included in other assets on the consolidated statement of financial condition and recorded at fair value based on quoted market prices or other observable market data.

Securities borrowed and securities loaned

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in other assets on the consolidated statement of financial condition. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned; the payables from these transactions are included in accrued expenses and other liabilities on the consolidated statement of financial condition. The market value of securities borrowed and loaned are monitored, with additional collateral obtained or refunded to ensure full collateralization.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization, except for land, which is recorded at cost. Equipment, office facilities, and property include certain capitalized costs of acquired or internally developed software. Costs for internally developed software are capitalized when the costs relate to development of approved projects for our internal needs that result in additional functionality. Costs related to preliminary project and post-project activities are expensed as incurred. Equipment, office facilities, and property (other than land) are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives are as follows:

Equipment and office facilities	3 to 7 years
Buildings	40 years
Building and land improvements	20 years
Software	3 to 10 years [1]
Leasehold improvements	Lesser of useful life or lease term

[1] Amortized over contractual term if less than three years.

Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess. Our annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment

considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair value of the Company's reporting unit (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to its carrying value. The estimated fair value of the reporting unit is established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the reporting unit, as well as a market approach which compares the reporting unit to comparable companies in its industry.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Intangible assets other than goodwill are included in other assets on the consolidated statement of financial condition.

Leases

The Company has operating leases for corporate offices, branch locations, and server equipment and determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the consolidated statement of financial condition. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The lease liability may include payments that depend on a rate or index (such as the Consumer Price Index), measured using the rate or index at the commencement date. Payments that vary because of changes in facts or circumstances occurring after the commencement date are considered variable. These payments are not recognized as part of the lease liability and are expensed in the period incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We have lease agreements with lease and non-lease components. For the majority of our leases (real estate leases), the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. We have not elected the practical expedient for equipment leases and account for lease and non-lease components separately for those classes of leases.

As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include periods covered by options to extend when it is reasonably certain that we will exercise those options. The lease terms may also include periods covered by options to terminate when it is reasonably certain that we will not exercise that option.

Guarantees and indemnifications

The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of obligations relating to guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition on a standalone basis, while taking into consideration the fact that the activity of this entity is included with CSC's other subsidiaries in the CSC consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Uncertain tax

positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination the difference between positions taken on tax return filings and estimated potential tax settlement outcomes are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's consolidated statement of financial condition.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include: certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, and other securities owned. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets.

Our independent pricing services provide prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities.

New Accounting Standards

Adoption of New Accounting Standards

Standard	Description	Date of Adoption	Effects on the Consolidated Statement of Financial Condition or Other Significant Matters
Accounting Standards Update (ASU) 2016-02, "Leases (Topic 842)"	Amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use (ROU) assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or, optionally, through another transition method by which a cumulative-effect adjustment is recorded to retained earnings as of the beginning of the period of adoption. Certain transition relief is permitted if elected by the entity.	January 1, 2019	The Company adopted the new lease accounting guidance as of January 1, 2019, under the optional transition method provided. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The adoption resulted in a gross up of the consolidated statement of financial condition due to recognition of ROU assets and lease liabilities primarily related to the Company's leases of office space and branches. The amounts were based on the present value of our remaining operating lease payments. The Company's ROU assets and related lease liabilities upon adoption were $598 million and $664 million, respectively. Due to a no action letter issued by the SEC, the impact to net capital was immaterial.

New Accounting Standards Not Yet Adopted

Standard	Description	Required Date of Adoption	Effects on the Consolidated Statement of Financial Condition or Other Significant Matters
ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"	Provides guidance for recognizing impairment of most debt instruments measured at amortized cost, including loans and held to maturity debt securities. Requires estimating current expected credit losses (CECL) over the remaining life of an instrument or a portfolio of instruments with similar risk characteristics based on relevant information about past events, current conditions, and reasonable forecasts. The initial estimate of, and the subsequent changes in, CECL will be recognized as credit loss expense through current earnings and will be reflected as an allowance for credit losses offsetting the carrying value of the financial instrument(s) on the balance sheet. Amends the other-than-temporary impairment (OTTI) model for available for sale (AFS) debt securities by requiring the use of an allowance, rather than directly reducing the carrying value of the security, and eliminating consideration of the length of time such security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. Adoption requires modified retrospective transition through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the entity applies the new guidance except that a prospective transition is required for AFS debt securities for which an OTTI has been recognized prior to the effective date.	January 1, 2020	The Company adopted CECL as of January 1, 2020 using the modified retrospective method. The adoption of CECL resulted in an immaterial impact to the Company's consolidated statement of financial condition. The Company's implementation work is now substantially complete.

(Tabular Amounts in Millions, Except Option Price Amounts)

Standard	**Description**	**Required Date of Adoption**	**Effects on the Consolidated Statement of Financial Condition or Other Significant Matters**
ASU 2018-15, "Intangibles–Goodwill and Other–Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force)"	Aligns the criteria for capitalizing implementation costs for cloud computing arrangements (CCA) that are service contracts with internal-use software that is developed or purchased and CCAs that include an internal-use software license. This guidance requires that the capitalized implementation costs be recognized over the period of the CCA service contract, subject to impairment evaluation on an ongoing basis. The guidance prescribes the balance sheet, income statement, and statement of cash flow classification of the capitalized implementation costs and related amortization expense, and requires additional quantitative and qualitative disclosures. Adoption provides for retrospective or prospective application to all implementation costs incurred after the date of adoption.	January 1, 2020	The Company adopted this guidance prospectively on January 1, 2020. As such, adoption had no impact on the Company's consolidated statement of financial condition.

The cumulative effect of the changes made to our consolidated January 1, 2019 statement of financial condition for the adoption of *ASU 2016-02, Leases* (Topic 842) were as follows:

	Balance at December 31, 2018	Adjustments Due to ASU 2016-02	Balance at January 1, 2019
Assets			
Other assets [(1)]	$ 1,867	$ 590	$ 2,457
Liabilities			
Accrued expenses and other liabilities [(2)]	$ 4,140	$ 590	$ 4,730

[(1)] The adoption adjustment is comprised of two parts: 1) an increase of $598 million for the recognition of the January 1, 2019 ROU asset (which includes $8 million of related party leases) and 2) an $8 million decrease related to prepaid rent and initial direct costs, which were reclassified to the ROU asset upon adoption of ASU 2016-02.

[(2)] The adoption adjustment is comprised of two parts: 1) an increase of $664 million for the recognition of the January 1, 2019 lease liability and 2) a $74 million decrease related to deferred rent and lease incentives, which were reclassified to the ROU asset upon adoption of ASU 2016-02.

(Tabular Amounts in Millions, Except Option Price Amounts)

3. Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2019 are as follows:

Receivables		
Margin loans, net of allowance for doubtful accounts	$	19,474
Other brokerage receivables		2,370
Receivables from brokerage clients — net	$	21,844
Payables		
Interest-bearing payables	$	29,009
Non-interest-bearing payables		10,242
Payables to brokerage clients	$	39,251

At December 31, 2019, approximately 22% of CS&Co's total client accounts were located in California.

4. Equipment, Office Facilities, and Property

Equipment, office facilities, and property at December 31, 2019 are as follows:

Software	$	1,859
Leasehold improvements		354
Information technology equipment		252
Furniture and equipment		218
Buildings		183
Telecommunications equipment		91
Construction in progress		31
Land		18
Total equipment, office facilities, and property		3,006
Accumulated depreciation and amortization		(2,069)
Total equipment, office facilities, and property — net	$	937

5. Goodwill

The goodwill balance did not change during the year ended December 31, 2019.

As of our annual testing date, we performed an assessment of goodwill for impairment. Based on the Company's analysis, fair value significantly exceeded the carrying value and we concluded that goodwill was not impaired in 2019.

(Tabular Amounts in Millions, Except Option Price Amounts)

6. Other Assets

The components of other assets at December 31, 2019 are as follows:

Securities borrowed	$	735
Other securities owned at fair value		601
Operating lease ROU assets		578
Capitalized contract costs, net (1)		281
Customer contract receivables		254
Other receivables from brokers, dealers, and clearing organizations		223
Receivables from affiliates		91
Receivables — interest, dividends, and other		54
Intangible assets, net of accumulated amortization of $247 million (2)		33
Other		197
Total other assets	$	3,047

(1) Capitalized contract costs relate to sales commissions paid to employees for obtaining contracts with clients. These costs are amortized to expense on a straight-line basis over a period that is consistent with how the related revenue is recognized.
(2) Future amortization over the next five years and thereafter is expected to total $33 million.

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2019 are as follows:

Deposits for securities loaned	$	1,251
Bank overdrafts		1,244
Operating lease liabilities		652
Accrued compensation and employee benefits		444
Payables to brokers, dealers, & clearing organizations		356
Payables to affiliates		125
Deferred taxes		119
Other		446
Total accrued expenses and other liabilities	$	4,637

8. Borrowings

CS&Co maintains a $6.0 billion credit facility with CSC which is scheduled to expire in December 2020. Borrowings under this facility do not qualify as regulatory capital for CS&Co. There were no amounts drawn under this facility at December 31, 2019. When drawn, the amount is included in accrued expenses and other liabilities in the consolidated statement of financial condition.

To manage our regulatory capital requirement, we maintain a $1.5 billion subordinated revolving credit facility with CSC. Subordinated borrowings are included in our net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors, and to the extent that these borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid (see Note 16). The facility is available for general corporate purposes and is scheduled to expire in March 2020. There were no amounts drawn under this facility at December 31, 2019.

(Tabular Amounts in Millions, Except Option Price Amounts)

To manage short-term liquidity, we maintain uncommitted, unsecured bank credit lines with various external banks. CSC has direct access to certain of these credit lines, which if borrowed, would reduce the amount available to us. There were no borrowings outstanding under these lines at December 31, 2019.

9. Leases

The following table details the amounts and locations of lease assets and liabilities on the consolidated statement of financial condition:

	Consolidated Statement of Financial Condition Classification	December 31, 2019
Lease Assets:		
Operating lease ROU assets	Other assets	$ 578
Lease Liabilities:		
Operating lease liabilities	Accrued expenses and other liabilities	$ 652

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company does not have any finance leases.

The following tables present supplemental lease information as of December 31, 2019:

Lease Term and Discount Rate	
Weighted-average remaining lease term (years)	7.15
Weighted-average discount rate	3.42%

Maturity of Lease Liabilities	Operating Leases [(1)]
2020	$ 129
2021	116
2022	94
2023	84
2024	79
After 2024	240
Total lease payments	742
Less: Interest	90
Present value of lease liabilities	$ 652

[(1)] Operating lease payments exclude $78 million of legally binding minimum lease payments for leases signed but not yet commenced. These leases will commence between 2020 and 2021 with lease terms of one year to 21 years.

(Tabular Amounts in Millions, Except Option Price Amounts)

10. Commitments and Contingencies

Purchase obligations: The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. The Company has purchase obligations at December 31, 2019 as follows:

2020 [(1)]	$	2,034
2021		131
2022		88
2023		23
2024		23
Thereafter		44
Total	$	2,343

[(1)] Includes $1.8 billion for the planned acquisition of USAA-IMCO assets discussed below; other costs related to the USAA-IMCO acquisition are excluded.

Guarantees and indemnifications: CS&Co has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation (OCC) – a clearing house that establishes margin requirements on these transactions. We partially satisfy the margin requirements by arranging unsecured standby letter of credit agreements (LOCs), in favor of the OCC, which are issued by several banks. At December 31, 2019, the aggregate face amount of these LOCs totaled $20 million. There were no funds drawn under any of these LOCs at December 31, 2019. In connection with its securities lending activities, CS&Co is required to provide collateral to certain brokerage clients. The Company satisfies the collateral requirements by providing cash as collateral.

CS&Co also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. CS&Co's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. At December 31, 2019, amounts posted as collateral with such clearing houses and exchanges included $167 million of U.S. Treasury securities, which are included in other assets on the consolidated statement of financial condition. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Planned Acquisition of Assets of USAA's Investment Management Company (USAA-IMCO): On July 25, 2019, CSC publicly announced a definitive agreement to acquire assets of USAA-IMCO, including over one million brokerage and managed portfolio accounts with approximately $90 billion in client assets at the time of announcement, for $1.8 billion in cash. The agreement provides that certain affiliates of the two companies will enter into a long-term referral agreement, effective at closing of the acquisition, that would make CS&Co the exclusive wealth management and brokerage provider for USAA members. The transaction is expected to close in mid-2020, subject to satisfaction of closing conditions, including regulatory approvals and the implementation of conversion plans. The Company expects to utilize capital contributed from CSC to fund the $1.8 billion purchase of assets from USAA-IMCO.

Legal contingencies: CS&Co is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues,

(Tabular Amounts in Millions, Except Option Price Amounts)

which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

CS&Co believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below is a matter in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

Crago Order Routing Litigation: On July 13, 2016, a securities class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of a putative class of customers executing equity orders through CS&Co. The lawsuit names CS&Co and CSC as defendants and alleges that an agreement under which CS&Co routed orders to UBS Securities LLC between July 13, 2011 and December 31, 2014 violated CS&Co's duty to seek best execution. Plaintiffs seek unspecified damages, interest, injunctive and equitable relief, and attorneys' fees and costs. After a first amended complaint was dismissed with leave to amend, plaintiffs filed a second amended complaint on August 14, 2017. Defendants again moved to dismiss, and in a decision issued December 5, 2017, the court denied the motion. Defendants have answered the complaint to deny all allegations, and are vigorously contesting the lawsuit.

11. Financial Instruments Subject to Off-Balance Sheet Credit Risk

Resale agreements: CS&Co enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, CS&Co requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value at or in excess of the resale price. CS&Co also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. The collateral provided under these resale agreements is utilized to meet obligations under broker-dealer client protection rules, which place limitations on our ability to access such segregated securities. For CS&Co to repledge or sell this collateral, we would be required to deposit cash and/or securities of an equal amount into our segregated reserve bank accounts in order to meet our segregated cash and investment requirement. CS&Co's resale agreements are not subject to master netting arrangements.

Securities lending: CS&Co loans brokerage client securities temporarily to other brokers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. CS&Co mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. We also borrow securities from other broker-dealers to fulfill short sales by brokerage clients and deliver cash to the lender in exchange for the securities. The fair value of these borrowed securities was $719 million at December 31, 2019. Most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of cash to us. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the consolidated statement of financial condition.

(Tabular Amounts in Millions, Except Option Price Amounts)

The following table presents information about our resale agreements and securities lending activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2019.

	Gross Assets/ Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Counterparty Offsetting	Collateral	
Assets:						
Resale agreements [1]	$ 9,028	$ —	$ 9,028	$ —	$ (9,028) [2]	$ —
Securities borrowed [3]	735	—	735	(730)	(5)	—
Total	$ 9,763	$ —	$ 9,763	$ (730)	$ (9,033)	$ —
Liabilities:						
Securities loaned [4,5]	$ 1,251	$ —	$ 1,251	$ (730)	$ (445)	$ 76
Total	$ 1,251	$ —	$ 1,251	$ (730)	$ (445)	$ 76

[1] Included in cash and investments segregated and on deposit for regulatory purposes in the consolidated statement of financial condition.
[2] Actual collateral was greater than or equal to 102% of the related assets. At December 31, 2019, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $9.2 billion.
[3] Included in other assets in the consolidated statement of financial condition.
[4] Included in accrued expenses and other liabilities in the consolidated statement of financial condition. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2019.
[5] Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities.

Client trade settlement: CS&Co is obligated to settle transactions with brokers and other financial institutions even if our clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Clients with margin loans have agreed to allow CS&Co to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2019:

Fair value of client securities available to be pledged	$ 26,685
Fair value of client securities pledged for:	
Fulfillment of requirements with the Options Clearing Corporation [1]	$ 2,171
Fulfillment of client short sales	2,293
Securities lending to other broker-dealers	1,017
Total collateral pledged	$ 5,481

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $142 million as of December 31, 2019.
[1] Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

12. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2019.

(Tabular Amounts in Millions, Except Option Price Amounts)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2019. Liabilities recorded at fair value were not material, and therefore are not included in the following table:

	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 2,736	$ —	$ —	$ 2,736
Investments segregated and on deposit for regulatory purposes:				
Certificates of deposit	—	1,351	—	1,351
U.S. Government securities	—	7,276	—	7,276
Total investments segregated and on deposit for regulatory purposes	—	8,627	—	8,627
Other assets:				
Equity and bond mutual funds	353	—	—	353
U.S. Government securities	—	174	—	174
State and municipal debt obligations	—	47	—	47
Equity, corporate debt, and other securities	5	22	—	27
Total other assets	358	243	—	601
Total	$ 3,094	$ 8,870	$ —	$ 11,964

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2019:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 601	$ 601	$ —	$ —	$ 601
Cash and investments segregated and on deposit for regulatory purposes	11,659	2,647	9,012	—	11,659
Receivables from brokerage clients — net	21,840	—	21,840	—	21,840
Other assets	968	—	968	—	968
Liabilities					
Payables to brokerage clients	$ 39,251	$ —	$ 39,251	$ —	$ 39,251
Accrued expenses and other liabilities	1,607	—	1,607	—	1,607

13. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying consolidated statement of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

The Company provides administrative, technology, and other support services to affiliates. In exchange for providing these services, CS&Co charges affiliates service fees. Additionally, CS&Co offers a cash feature for certain client brokerage accounts that automatically sweeps uninvested cash balances in the brokerage accounts to bank deposit accounts at Charles Schwab Bank (CSB), Charles Schwab Premier Bank, and Charles Schwab Trust Bank, bank subsidiaries of CSC (collectively, the affiliated banks). The affiliated banks pay interest to customers on these deposit accounts, and the accounts are FDIC-insured up to $250,000 per depositor, per bank. Included in the balance of cash and cash equivalents at December 31, 2019 is $7 million on deposit with the affiliated banks. The affiliated banks pay CS&Co an annual per account flat fee for administrative services in

support of the operation of the bank sweep program. Total receivables from affiliates related to these services were $83 million at December 31, 2019 and are included in other assets.

The Company also collects fees from clients for services performed by affiliates and makes payments to affiliates for those services. Total payables to affiliates were $125 million at December 31, 2019 and are included in accrued expenses and other liabilities. The facilitation of customer transactions with affiliates can also result in immaterial receivable or payable balances with related-parties, based on timing of settlement.

CS&Co recognizes receivables related to revenue earned from the Schwab Funds® and Schwab ETFs™. At December 31, 2019, CS&Co had a related receivable from the Schwab Funds and Schwab ETFs of $4 million, which is included in other assets. Additionally, as a result of clearing certain customer transactions with proprietary money market funds, CS&Co had receivables of $8 million at December 31, 2019, which are included in other assets.

The Company has leased real estate locations from certain related parties and has recognized operating lease ROU assets and operating lease liabilities of $6 million related to these lease agreements at December 31, 2019, which are included in other assets and accrued expenses and other liabilities, respectively.

14.   Employee Incentive and Retirement Plans

Employees and directors of CS&Co participate in stock incentive plans sponsored by CSC.

CSC's share-based incentive plans provide for granting options and restricted stock units to employees and directors. In addition, CSC offers retirement and employee stock purchase plans to eligible employees.

CSC issues shares for stock options and restricted stock units from treasury stock. At December 31, 2019, CSC was authorized to grant up to 65 million common shares under its existing stock incentive plans. Additionally, at December 31, 2019, CSC had 34 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2019, CSC had $290 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2023 with a remaining weighted-average service period of 1.3 years for stock options, 2.5 years for restricted stock units, and 0.3 years for performance-based stock units.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire ten years from the date of grant. Options generally vest annually over a one- to four-year period from the date of grant.

CSC's stock option activity is summarized below:

	Number of Options (In millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	26	$ 32.10	5.75	$ 403
Vested and expected to vest at December 31, 2019	26	$ 32.08	5.74	$ 403
Vested and exercisable at December 31, 2019	18	$ 27.44	4.77	$ 371

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on CSC's stock options granted and exercised for the year ended December 31, 2019 is presented below:

Weighted-average fair value of options granted per share	$	11.97
Cash received from options exercised		118
Tax benefit realized on options exercised		17
Aggregate intrinsic value of options exercised		108

CSC's management uses an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and the risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. We use historical option exercise data, which includes employee termination data, to estimate the probability of future option exercises. The assumptions used to value the options granted during 2019 and their expected lives were as follows:

Weighted-average expected dividend yield	1.85%
Weighted-average expected volatility	30%
Weighted-average risk-free interest rate	2.5%
Expected life (in years)	4.2 - 5.9

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a one- to four-year period, while performance-based restricted stock units also require CSC achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The fair value of the restricted stock units that vested during 2019 was $123 million.

CSC's restricted stock units activity is summarized below:

	Number of Units (In millions)		Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2019	8	$	42.93

Retirement Plan

Employees of CS&Co can participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Financial Consultant Career Achievement Plan

CSC's Financial Consultant (FC) career achievement plan is a noncontributory, unfunded, nonqualified plan for eligible FCs. An FC is eligible for earned cash payments after retirement contingent upon meeting certain performance levels, tenure, age, and client transitioning requirements. Allocations to the plan are calculated annually based on performance levels achieved and eligible compensation and are subject to general creditors of CSC. Full vesting occurs when an FC reaches 60 years of age and has at least ten years of service with the Company.

The following table presents CSC's projected benefit obligation as of December 31, 2019:

Projected benefit obligation at end of year [1]	$	83

[1] This amount is recognized as a liability on CSC's consolidated balance sheets and also depicts the accumulated benefit obligation.

(Tabular Amounts in Millions, Except Option Price Amounts)

15. Income Taxes

The temporary differences that created deferred tax assets and liabilities as of December 31, 2019 are detailed below:

Deferred tax assets:		
Operating lease liabilities	$	158
Employee compensation, severance, and benefits		83
Reserves and allowances		9
Net operating loss carryforwards		4
Other		2
Total deferred tax assets		256
Valuation allowance		(1)
Deferred tax assets — net of valuation allowance		255
Deferred tax liabilities:		
Operating lease ROU assets		(145)
Capitalized internal-use software development costs		(98)
Capitalized contract costs		(68)
Depreciation and amortization		(56)
Prepaid maintenance		(7)
Total deferred tax liabilities		(374)
Deferred tax asset/(liability) — net [1]	$	(119)

[1] Amounts are included in accrued expenses and other liabilities on the consolidated statement of financial condition at December 31, 2019.

Unrecognized tax benefits totaled $99 million as of December 31, 2019, $94 million of which if recognized, would affect the annual effective tax rate.

At December 31, 2019, we had accrued approximately $11 million for the payment of interest.

CSC's consolidated federal income tax returns for 2011 through 2014 and 2016 through 2018 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

16. Regulatory Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (Uniform Net Capital Rule). We compute net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by CS&Co. At December 31, 2019, 2% of aggregate debit balances was $446 million, which exceeded the minimum dollar requirement of $250,000. Under the alternative method, we may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2019, CS&Co's net capital was $3.7 billion (17% of aggregate debit balances), which was $3.3 billion in excess of its minimum required net capital and $2.6 billion in excess of 5% of aggregate debit balances.

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, CS&Co is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2019 totaled $23.0 billion of which $20 million was for Proprietary Accounts of Broker-Dealers (PAB). We compute a separate reserve requirement for PAB and segregate a portion of cash to meet this requirement. As of January 3, 2020, the Company deposited a net amount of $3.1 billion of cash and qualified securities into its segregated reserve accounts.

17.   Subsequent Events

On January 1, 2020, CS&Co signed an amended agreement for the bank sweep program (see Note 13) with the affiliated banks. The amendment increases the service fee paid to CS&Co for each customer securities account that maintains balances in deposit accounts at the affiliated banks.